NO ACT

PE
1-7-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005091

Received
FEB 19 2014
Washington, DC 20549

February 19, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-19-14

William J. O'Shaughnessy, Jr.
Quest Diagnostics Incorporated
william.j.oshaughnessy@questdia[illegible]

Re: Quest Diagnostics Incorporated
Incoming letter dated January 7, 2014

Dear Mr. O'Shaughnessy:

This is in response to your letter dated January 7, 2014 concerning the shareholder proposal submitted to Quest Diagnostics by John Chevedden. We also have received a letter from the proponent dated February 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Quest Diagnostics Incorporated
Incoming letter dated January 7, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that Quest Diagnostics may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Quest Diagnostics to amend Quest Diagnostics' certificate of incorporation to allow a shareholder (or group of shareholders) who have maintained a net long position of at least 25% of Quest Diagnostics' outstanding common stock for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Quest Diagnostics directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Quest Diagnostics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Quest Diagnostics Incorporated (DGX)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 7, 2014 no action request.

The January 7, 2013 letter did not even note a date the Board purportedly approved action related to the topic of this proposal. The January 7, 2013 letter did not even note whether purported Board action was at a regular Board meeting. Since January 7, 2014 the company has reported absolutely no further progress in adopting a proposal even remotely resembling the rule 14a-8 proposal. And no further details on the purported company proposal have been provided.

In an attempt to avoid this proposal the company claims it will adopt a vague and incomplete proposal regarding a shareholder right to call a special meeting. The purported vague company plan provides no protections for shareholders. For instance protections to prevent management from having excessive influence in determining whether the 25% threshold is met to call a special meeting. And no protection that any details will be given to shareholders if there is a determination that the 25% threshold is not met.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: William J. O'Shaughnessy, Jr. <William.J.OShaughnessy@questdiagnostics.com>

[DGX: Rule 14a-8 Proposal, November 29, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Quest Diagnostics shareholders supported more shareholder friendly governance at our 2013 annual meeting by voting 89% in favor of a proposal for a simple majority vote standard.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, gave Quest a D for executive pay – $12 million for Stephen Rusckowski. And Quest did not disclose specific performance target objectives for our CEO. Unvested equity pay would not lapse upon CEO termination.

In regard to our board of directors, 75% of our nomination committee was made up of directors who had more than 15-years long-tenure which usually detracts from director independence: William Buehler, Gail Wilensky and Daniel Stanzione. This was compounded by Mr. Stanzione serving as our Chairman and also as a member of our audit committee. John Ziegler, on our executive pay committee, received our highest negative votes.

GMI said Quest does not report on its sustainability policies and practices via the Global Reporting Initiative, a commonly used and highly effective standard for such reporting. Quest had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

3 Giralda Farms
Madison, NJ 07940
www.questdiagnostics.com

Quest Diagnostics

January 7, 2014

Via E-Mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Quest Diagnostics Incorporated
Securities Exchange Act of 1934-Rule 14a-8
Shareholder Proposal of John Chevedden

Dear Ladies and Gentlemen:

Quest Diagnostics Incorporated, a Delaware corporation (the "Company"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy (collectively, the "2014 Proxy Materials") for its 2014 annual meeting of shareholders (the "2014 Annual Meeting") a shareholder proposal and supporting statement (together, the "2014 Proposal") received from John Chevedden (the "Proponent"), for the reasons described below. The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the 2014 Proposal from the 2014 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) ("SLB 14D"), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. As notice of the Company's intention to exclude the 2014 Proposal from the 2014 Proxy Materials, a copy of this letter and its attachments is also being sent to the Proponent. In addition, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2014 Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission.

THE 2014 PROPOSAL

The 2014 Proposal requests that the Company's Board of Directors adopt a special shareholder meeting right. Specifically, the 2014 Proposal states in its first two paragraphs:

William J. O'Shaughnessy, Jr., Assistant General Counsel and Corporate Secretary
william.j.oshaughnessy@QuestDiagnostics.com D +1.973.520.2116 F +1.484.676.8630

"[•][*] – Special Shareowner Meetings

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

A full copy of the 2014 Proposal and supporting statement, as well as any related correspondence from and with the Proponent, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2014 Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(9) because it directly conflicts with a proposal the Company intends to submit to shareholders at the same meeting.

ANALYSIS

The 2014 Proposal May be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with the Company's Proposal to be Submitted to Shareholders at the 2014 Annual Meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting[.]" In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Rel. No. 34-40018, at n. 27 (May 21, 1998). Rather, where a shareholder-sponsored proposal and a company-sponsored proposal both address the same issue, *e.g.*, the right of shareholders to call a special meeting, but include different recommendations or provide different terms (*e.g.*, an ownership threshold of 15% versus an ownership threshold of 25% and that also includes type and duration of ownership requirements), the two proposals would present alternative and conflicting decisions for shareholders and submitting both to a shareholder vote could lead to inconsistent and ambiguous results.

Background

The 2014 Proposal seeks to give shareholders holding 15% of the Company's common stock the power to call a special shareholder meeting. Currently, neither the Company's Certificate of Incorporation nor its By-Laws permit shareholders to call a special meeting of shareholders. In light of evolving views and practices concerning the ability of shareholders to call special

---

[*]Number to be assigned by the Company.

meetings, the Company's Board of Directors has approved an amendment to the Company's Certificate of Incorporation to permit a stockholder or group of stockholders owning at least twenty-five percent (25%) in the aggregate of the Company's outstanding common stock, and who have held that amount in a "net long position" continuously for at least one year to cause, in accordance with the By-Laws, the Company to call a special meeting of shareholders and have directed that the amendment be submitted to shareholders at the 2014 Annual Meeting (such proposal, the "Company Proposal").

Discussion

The Staff has routinely taken the position that a shareholder proposal may be properly excluded under Rule 14a-8(i)(9) when at the same meeting a company-sponsored proposal and a shareholder proposal present alternative and conflicting decisions for shareholders and submitting both proposals to a vote of shareholders could cause inconsistent and ambiguous results.
On this basis, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from the ownership threshold contained in a company-sponsored special meeting proposal. For example, in *American Tower Corp.* (Jan. 30, 2013) and *Alcoa Inc.* (Dec. 21, 2012), the Staff concurred with the exclusion of a shareholder proposal seeking to allow shareholders of 10% of the outstanding common stock the right to call a special meeting of shareholders, where the company represented that it intended to include in its proxy statement a company-sponsored proposal to allow shareholders who have continuously held in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year the right to call a special meeting of shareholders.

Likewise, in *Flowserve Corporation* (Jan. 31, 2012), the Staff also concurred with the exclusion of a shareholder proposal seeking to allow shareholders of not less than one-tenth of the company's voting power to call a special meeting of shareholders, where the company represented that it intended to include in its proxy statement a company-sponsored proposal to allow shareholders who have continuously held a net long position of at least 25% in the aggregate of the company's outstanding common stock for at least one year the right to call a special meeting of shareholders.

The *American Tower Corp.*, *Alcoa Inc.*, and *Flowserve Corporation* letters are among many other cases in which the Staff permitted exclusion of a shareholder proposal regarding shareholders' right to call a special meeting when the conflicting company proposal called for a higher ownership threshold calculated in a different manner as a predicate for exercising the right. *See e.g.*, *The Coca-Cola Co.* (Dec. 21, 2012) (concurring with the exclusion of a shareholder proposal seeking to allow shareholders holding 10% of the outstanding common stock of the company the right to call a special meeting of shareholders, where the company represented that it intended to include in its proxy statement a company-sponsored proposal to allow shareholders of a net long position of at least 25% in the aggregate of the company's outstanding common stock the right to call a special meeting of shareholders); *Biogen Idec Inc.* (Mar. 13, 2012) (concurring with the exclusion of a shareholder proposal seeking to allow shareholders holding not less than one-tenth of the voting power of the company the right to call a special meeting of shareholders, where the company represented that it intended to include in its proxy statement a company-sponsored proposal to allow shareholders who have continuously held in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year the right to call a special meeting of shareholders); *McDonald's Corporation* (February 1, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws and each appropriate governing document to enable shareholders holding not less than one-tenth of the voting power of the corporation the power to call a special shareholder meeting when a company proposal would require shareholders to hold a net long position of at least 25% of the company's outstanding shares of common stock to call such meetings). *See also, The Western Union Company* (Feb. 14, 2013); *United Continental Holdings, Inc.* (Feb. 14, 2013); *Advance Auto Parts, Inc.* (Feb. 8, 2013); *Norfolk Southern Corp.* (Jan. 11, 2013); *Baxter International Inc.* (Jan. 11, 2013); *Dominion Resources, Inc.* (Jan. 11, 2013); *O'Reilly Automotive Inc.* (Jan. 11, 2013); *Harris Corp.* (Jul. 20, 2012); *Omnicom Group Inc.* (Feb. 27, 2012); *Devon Energy Corp.* (Feb. 21, 2012); *Gilead Sciences, Inc.* (Jan. 4, 2011).

The Staff's position in each of these and similar cases reflected the concern underlying Rule 14a-8(i)(9) that submitting both directly conflicting proposals to a vote could be confusing to shareholders and lead to inconsistent and ambiguous results that would not provide the companies in question with clear guidance.

As in the no-action letters cited above, the Company Proposal and the 2014 Proposal are directly conflicting because the Company Proposal and the 2014 Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting and the Company Proposal contains type and length of ownership requirements not included in the 2014 Proposal. Including both proposals in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the Company Proposal would require requesting shareholders to have continuously owned for at least one year an aggregate net long position of at least 25% of the outstanding shares of the Company's common stock, while the 2014 Proposal contains a 15% ownership threshold and no further type or length of ownership requirements. Submitting both proposals to shareholders at the 2014 Annual Meeting would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the 2014 Proposal from its 2014 Proxy Materials.

Please direct any questions or comments regarding this request to the undersigned at 3 Giralda Farms, Madison, NJ 07940; telephone 973-520-2116; fax 484-676-8630; email william.j.oshaughnessy@questdiagnostics.com.

Very truly yours,

William J. O'Shaughnessy, Jr.
Attachments

cc: John Chevedden (with attachments)

EXHIBIT A

O'Shaughnessy, William J

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, November 29, 2013 5:47 PM
To:	O'Shaughnessy, William J
Cc:	DGX Chairman Of The Board
Subject:	Rule 14a-8 Proposal (DGX)``
Attachments:	CCE00012.pdf
Follow Up Flag:	Follow up
Flag Status:	Flagged

Mr. O'Shaughnessy,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Daniel C. Stanzione
Chairman
Quest Diagnostics Incorporated (DGX)
3 Giralda Farms
Madison NJ 07940
Phone: 973 520-2700

Rule 14a-8 Proposal

Dear Mr. Stanzione,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 29, 2013
Date

cc: William J. O'Shaughnessy, Jr. <William.J.OShaughnessy@questdiagnostics.com>
Corporate Secretary
PH: 973-520-2116
FX: 484-676-8630
ChairmanoftheBoard@QuestDiagnostics.com

[DGX: Rule 14a-8 Proposal, November 29, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Quest Diagnostics shareholders supported more shareholder friendly governance at our 2013 annual meeting by voting 89% in favor of a proposal for a simple majority vote standard.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, gave Quest a D for executive pay – $12 million for Stephen Rusckowski. And Quest did not disclose specific performance target objectives for our CEO. Unvested equity pay would not lapse upon CEO termination.

In regard to our board of directors, 75% of our nomination committee was made up of directors who had more than 15-years long-tenure which usually detracts from director independence: William Buehler, Gail Wilensky and Daniel Stanzione. This was compounded by Mr. Stanzione serving as our Chairman and also as a member of our audit committee. John Ziegler, on our executive pay committee, received our highest negative votes.

GMI said Quest does not report on its sustainability policies and practices via the Global Reporting Initiative, a commonly used and highly effective standard for such reporting. Quest had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.
Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Daniel C. Stanzione
Chairman
Quest Diagnostics Incorporated (DGX)
3 Giralda Farms
Madison NJ 07940
Phone: 973 520-2700

Rule 14a-8 Proposal

Dear Mr. Stanzione,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 27, 2013
Date

cc: William J. O'Shaughnessy, Jr. <William.J.OShaughnessy@questdiagnostics.com>
Corporate Secretary
PH: 973-520-2116
FX: 484-676-8630
ChairmanoftheBoard@QuestDiagnostics.com

[DGX: Rule 14a-8 Proposal, November 29, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Quest Diagnostics shareholders supported more shareholder friendly governance at our 2013 annual meeting by voting 89% in favor of a proposal for a simple majority vote standard.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, gave Quest a D for executive pay – $12 million for Stephen Rusckowski. And Quest did not disclose specific performance target objectives for our CEO. Unvested equity pay would not lapse upon CEO termination.

In regard to our board of directors, 75% of our nomination committee was made up of directors who had more than 15-years long-tenure which usually detracts from director independence: William Buehler, Gail Wilensky and Daniel Stanzione. This was compounded by Mr. Stanzione serving as our Chairman and also as a member of our audit committee. John Ziegler, on our executive pay committee, received our highest negative votes.

GMI said Quest does not report on its sustainability policies and practices via the Global Reporting Initiative, a commonly used and highly effective standard for such reporting. Quest had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.
Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

O'Shaughnessy, William J

From: O'Shaughnessy, William J
Sent: Thursday, December 05, 2013 7:52 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (DGX)``

Follow Up Flag: Follow up
Flag Status: Flagged

Mr. Chevedden

As you requested, I hereby acknowledge receipt of your proposal.

Sincerely,
Bill

William J. O'Shaughnessy, Jr.
Quest Diagnostics I Deputy General Counsel and Corporate Secretary I 3 Giralda Farms, Madison, NJ 07940 I **phone**: 973-520-2116 I **fax**: 484-676-8630 I william.j.oshaughnessy@QuestDiagnostics.com I www.QuestDiagnostics.com

---

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 29, 2013 5:47 PM
To: O'Shaughnessy, William J
Cc: DGX Chairman Of The Board
Subject: Rule 14a-8 Proposal (DGX)``

Mr. O'Shaughnessy,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

O'Shaughnessy, William J

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 11, 2013 1:12 PM
To: O'Shaughnessy, William J
Subject: Rule 14a-8 Proposal (DGX) nfn
Attachments: CCE00005.pdf

Follow Up Flag: Follow up
Flag Status: Flagged

Mr. O'Shaughnessy,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 12-11-13 / # of pages ▸
To William O'Shaughnessy	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 484-676-8630	Fax #

December 11, 2013

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Intel Corporation (CUSIP: 458140100, trading symbol: INTC), no fewer than 60 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP), no fewer than 70 shares of Quest Diagnostics Inc. (CUSIP: 74834L100, trading symbol: DGX) and no fewer than 100 shares of the Southern Company (CUSIP: 842587107, trading symbol: SO) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W522603-10DEC13

Personal Investing
P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 12-11-13	# of pages ▸
To William O'Shaughnessy	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 484-676-8630	Fax #	

December 11, 2013

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Intel Corporation (CUSIP: 458140100, trading symbol: INTC), no fewer than 60 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP), no fewer than 70 shares of Quest Diagnostics Inc. (CUSIP: 74834L100, trading symbol: DGX) and no fewer than 100 shares of the Southern Company (CUSIP: 842587107, trading symbol: SO) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W522603-10DEC13

O'Shaughnessy, William J

From: O'Shaughnessy, William J
Sent: Thursday, December 12, 2013 2:27 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (DGX) nfn

Follow Up Flag: Follow up
Flag Status: Flagged

Mr. Chevedden

As you requested, I hereby acknowledge receipt of your letter.

Sincerely,
Bill

William J. O'Shaughnessy, Jr.
Quest Diagnostics | Deputy General Counsel and Corporate Secretary | 3 Giralda Farms, Madison, NJ 07940 | **phone:** 973-520-2116 | **fax:** 484-676-8630 | william.j.oshaughnessy@QuestDiagnostics.com | www.QuestDiagnostics.com

---

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 11, 2013 1:12 PM
To: O'Shaughnessy, William J
Subject: Rule 14a-8 Proposal (DGX) nfn

Mr. O'Shaughnessy,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden